

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2012

<u>Via E-mail</u>
Thomas C. Stevens
Vice Chairman and Chief Administrative Officer
KeyCorp
127 Public Square
Cleveland, Ohio 44114-1306

     Re: KeyCorp
           Form 10-K for the Fiscal Year Ended December 31, 2011
           Filed February 27, 2012
           File No. 1-11302

Dear Mr. Stevens:

We refer you to our comment letter dated June 15, 2012, regarding business contacts with Iran. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Cecilia Blye

           Cecilia Blye, Chief
           Office of Global Security Risk

cc: Todd Schiffman
        Assistant Director
        Division of Corporation Finance